[CLIFFORD CHANCE US LLP LETTERHEAD]

August 7, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:   Keith O’Connell, Division of Investment Management

Re:                             ALPS ETF Trust
File Numbers 811-22202 and 333-150859

Dear Mr. O’Connell:

Thank you for your oral comments on August 4, 2009 regarding the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to The Commodity Producers Composite ETF, The Agricultural Producers ETF, The Energy Producers ETF, The Industrial Metals Producers ETF and The Precious Metals Producers ETF (the “Funds”), filed with the Securities and Exchange Commission on May 14, 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 5 to the Trust’s registration statement, which will be filed via EDGAR.

Comment 1.         Please confirm that the Funds are in compliance with the conditions of the Trust’s exemptive relief.

Response 1:      We hereby confirm that, to the best of our knowledge, the Funds are in compliance with the conditions of the Trust’s exemptive relief allowing it to offer exchange-traded funds.

Comment 2.         Please confirm that the Funds cannot require a custom order.

Response 2:      The Funds cannot require a custom order.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931 or Allison M. Harlow of Clifford Chance US LLP at (212) 878-4988.  Thank you.

Best regards,

/s/ Stuart M. Strauss